Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL - September 1, 2017

FORTIS INC. EVP, CHIEF FINANCIAL OFFICER KARL SMITH TO PRESENT AT BARCLAYS CEO ENERGY-POWER CONFERENCE

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) EVP, Chief Financial Officer, Karl Smith, will present at the Barclays CEO Energy-Power Conference in New York City, New York on Tuesday, September 5, 2017 at 1:45 p.m. (Eastern Time).

A live and archived audio webcast of the presentation will be available on the Corporation's website, www.fortisinc.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of June 30, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Ms. Kealey Martin

Manager, Investor Relations

Fortis Inc.

709.737.2900

investorrelations@fortisinc.com